Filed Pursuant to Rule 433
                                                     Registration No. 333-135120
                                                               November 30, 2006


    BROADCAST TRANSCRIPT
    Ubiqus/Nation-Wide Reporting & Convention Coverage


    Date: November 30, 2006
    Station: www.thestreet.com TV
    Program: thestreet.com TV



MR. GREGG GREENBERG: Welcome to the Street.com TV. I'm Gregg Greenberg from the
    Street.com and I'm joined today by Greg Drake. He's a Managing Director of Claymore Securities. He's celebrating the launch of two new products today on the AMEX. Greg's here to tell us all about them. Welcome Greg.

MR. GREG DRAKE: Thank you.

MR. GREENBERG: We've got two Gregg's up here.

MR. DRAKE: Yeah.

MR. GREENBERG: But I'm five G's Gregg Greenberg with two G's at the end of
    Gregg.

MR. DRAKE: I only have two.

MR. GREENBERG: All right. I got you by a G. Tell us about these two new--they're not quite ETF's, but they track oil, correct?

MR. DRAKE: Sure. No, you're absolutely right. They're an innovative structure that we've brought to market. It's been in the building process really for the last, oh a number of years, over ten years. It started really from an academia concept by Dr. Shiller. And --

MR. GREENBERG: Dr. Robert Shiller, the Yale professor, okay.

MR. DRAKE: Dr. Robert Shiller, the Yale professor. Exactly correct. And what he wanted to do was provide accessible vehicles. Investment vehicles to help investors better manage their risks. Often times risks they don't even know they're taking on. And so by working with the SEC and working with MacroMarkets we were able to launch this product today as the, you know, certainly the commencement of that.

MR. GREENBERG: And an energy is a huge risk out there. It affects everything we do because it's a component of everything. And the two products are the UCR and the DCR. The UCR is up oil and the DCR is down oil. Why don't you tell us how they work?

MR. DRAKE: Sure. No, that's a great idea. And you said they're not quite ETF's.

MR. GREENBERG: Not quite ETF's.

MR. DRAKE: So let me just talk about firsts the similarities and then the differences. The similarities are its going to be listed on an exchange; it's going to be convenient for investors to purchase and the visibility of being in the newspaper that you're going to get 1099 forms. So, we want to make it very investor-friendly. The difference is though is how we track the performance. What we're doing is by launching these two securities in pairs, we allow investors a choice. They can either by the up security or they can buy the down security.

MR. GREENBERG: So if you think oil is going up, you by the UCR and if you think oil is going down you by the DCR.

MR. DRAKE: Exactly correct. And what that enables the investors to do is certainly be able to hedge risks. So, for example, there's about six trillion of proven oil reserves in the ground but the U.S. stock market is only 13 trillion. So you can see that oil is the driver of the economy, as you even mentioned earlier. And that's absolutely true. Investors, here's a great way for them to get access to that marketplace. But let me just highlight a difference here, real quickly, Greg.

MR. GREENBERG: Okay.

MR. DRAKE: And how we get the performance is very unique. Because we're issuing in pairs, what happens is we can frictionlessly track the price of oil. That's what our design is of the product. So what happens is we're pledging assets back and forth between the up and the down security and we're able to do that to, again, to track this price of crude oil. In addition, we actually invest the assets, not in anything that's oil related but in the U.S. Treasury, short-term U.S. treasuries. So that enables us to get a coupon out there and be able to pay a quarterly distribution. So, effectively, what we can deliver to investors is tracking the price of oil, either from an up or an inverse perspective as well as paying out a quarterly distribution.

MR. GREENBERG: Along those oil themes, that's very slick, very slick. And you're also going to be competing against the USO, which is another oil ETF out there, which tracks it. Is this a direct competitor?

MR. DRAKE: Sure. I mean for this specific, you know, product you could call it a competitor. What we've launched today is really a franchise. The, you know, each specific strategy that we launch into the marketplace will have its own peer group.

MR. GREENBERG: So does that mean something's coming next? What's coming next?

MR. DRAKE: Well, we have nothing on file with the SEC. We wanted to get this one--

MR. GREENBERG: Okay.

MR. DRAKE: --out there first and there's going to be quite a bit of investor education. And that's part of where Claymore fits in to the whole process. So, we want to get out there, tell the story, get the structure excepted out in the marketplace and then file more.

MR. GREENBERG: But it's very exciting because there's a lot of things out there, which people are looking at now, that they haven't looked at before. You look at corn and wheat hitting new highs. Who knows, they might be next.

MR. DRAKE: We are certainly--

MR. GREENBERG: Who knows?

MR. DRAKE: --looking at the commodity market. But we can really take this in any direction. Because we don't own the underlying asset class, really the sky is the limit. So we can go mainstream or we can go where there's specific risks that people may want to hedge.

MR. GREENBERG: Well, we look forward to seeing what's coming next. Greg Drake, Managing Director at Claymore Securities. I'm Gregg Greenberg for the Street.com TV. I got five G's. He's only--he's got one less G. All right. Thanks a lot.

MR. DRAKE: Thank you.

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MACRO Securities Depositor, LLC, a Delaware limited liability company which is acting as the depositor for these trusts, has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, MACRO Securities Depositor, LLC, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free (800) 345-7999. You may also request a copy of the prospectus by accessing the Claymore MACROshares web site at www.claymoremacroshares.com.